UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53220K504

(CUSIP Number)

David M. Knott

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

 (516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K504	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,518,311 shares of Common Stock

	8	Shared Voting Power 1,666 shares of Common Stock

	9	Sole Dispositive Power 1,519,977 shares of Common Stock

	10	Shared Dispositive Power 16,222 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,536,199 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 53220K504	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,458,051 shares of Common Stock

	8	Shared Voting Power 1,666 shares of Common Stock

	9	Sole Dispositive Power 1,459,717 shares of Common Stock

	10	Shared Dispositive Power 16,222 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,939 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.	Security and Issuer.

This Item is being amended solely to add the following paragraph at the end of this Item:

This statement relates to the common stock, par value $0.001 per share, of the Company (the “Common Stock”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the acquisition of more than one percent (1%) of the outstanding Common Stock by investment accounts managed by Dorset Management Corporation (“Dorset”), of which David M. Knott is the sole shareholder, director and president.

Item 2.	Identity and Background.

This Item is being amended solely to add the following sentence to Item 2:

Dorset also provides investment management services to Knott Partners Offshore (SRI) Fund Limited, a Cayman Islands exempted company (“KPSRI”).  KPSRI is the result of a change in the legal structure of an account managed by Dorset.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following paragraph at the end of this Item:

The shares of Common Stock acquired in the transactions referenced in Item 1 and beneficially owned by the Reporting Parties were acquired through open-market purchases.

The shares reported for Mr. Knott and Dorset on Rows 7 through 11 and 13 on pages 2-3 also reflect the Company’s reverse stock split, at a ratio of one-for-six (the “Reverse Stock Split”), on November 19, 2010.  As a result of the Reverse Stock Split, all previously issued certificates representing six outstanding shares of the Company’s common stock (the “Old Shares”) now represent one new share of the Company’s common stock (the “New Common Stock”). The Company paid cash for any fractional shares resulting from the Reverse Stock Split. The number of shares beneficially owned by each Reporting Person on this amendment reflects holdings of the New Common Stock and Common Stock acquired in the transaction referenced in Item 1.

(d)  Although Mr. Knott and Dr. Stephen Sabba, an analyst with Dorset, are directors of the Company, the transaction described above in Item 1 was not intended or made as part of, and no Reporting Party has at present any plans or proposals, that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     Mr. Knott and Dorset: See Rows 7 through 11 and 13 on pages 2-3.  Of the aggregate number of securities reported by Dorset in each of Rows 7 through 11 on page 3 of this Schedule 13D, 6,222 are shares of common stock underlying directors’ stock options.  Of the securities reported as beneficially owned by Mr. Knott in each of Rows 7 through 11 on page 2 of this Schedule 13D,an additional 9,555 are shares of common stock underlying directors’ stock options. At each annual meeting of the shareholders of the Company since he joined the board of directors of the Company, Dr. Sabba received grants of restricted shares of Common Stock and/or stock options to purchase shares of Common Stock of the Company, each of which grants vests in twelve successive equal monthly installments from the date of grant or immediately upon a change in control or hostile takeover of the Company.  All such shares and options are included on pages 2 and 3, to the extent the grants have vested as of the date of this filing.  As a director of the Company, Mr. Knott also received such awards, which shares and options are included on page 2 only to the extent the grants have vested as of the date of this filing.

Mr. Knott individually has the sole power to vote 1,518,311 shares of Common Stock and dispose of 1,519,977 shares of Common Stock beneficially owned by Mr. Knott, the Partnerships, KPSRI and the Managed Accounts.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote 1,666 shares of Common Stock beneficially owned, in the aggregate, by such clients, and is for the purposes of this Schedule 13D deemed to share with Dr. Sabba the power to dispose of the 16,222 shares of Common Stock beneficially owned by Dr. Sabba.  Mr. Knott does not have nor does he share with Dr. Sabba the power to vote any shares owned by Dr. Sabba.

None of the Partnerships, KPSRI or the Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.

(c)           No transactions in the class of securities reported on were effected during the past sixty days, except for those on the following days and at the following per share prices:

	8-10-11 ($10.80)	8-11-11 ($11.45)	8-12-11 ($11.99)	8-15-11 ($11.97)	8-17-11 ($12.35)	8-18-11 ($11.91)	8-19-11 ($11.96*)	8-22-11 ($12.00)	Total
Partnerships	112,500	18,100	7,300	3,400	6,000	11,900	20,400	2,400	185,000
Knott Partners Offshore Master Fund		1,900	3,448	1,200	2,133	4,100	7,400	1,069	21,250
Managed Accounts	12,500								12,500
Daily total	125,000	20,000	13,748	4,600	8,133	16,000	27,800	3,469	218,750

* The price reported for 8-19-11 in the table above is a weighted average price. The daily total of shares represented in that column was purchased in two transactions: (a) 12,800 shares at $11.9592 and (b) 15,000 shares at $11.9540.

(d)           The Partnerships, Knott Partners Offshore Master Fund, KPSRI and the Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e)           As part of the Reverse Stock Split, the Company’s Certificate of Amendment of the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) became effective.  The Certificate of Amendment, among other things, reduced the number of authorized shares of the Company’s common stock on a proportional basis from 200,000,000 shares to 33,333,333 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2011
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President